Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

As independent registered public accountants, we consent to the incorporation by reference in the Registration Statement (No. 333-37210) on Form S-8 of Old Republic International Corporation of our report dated June 30, 2014, relating to the statements of net assets available for benefits of The Republic Mortgage Insurance Company and Affiliated Companies Profit Sharing Plan as of December 31, 2013, and 2012, the related statements of changes in net assets available for benefits for the year ended December 31, 2013, and the related supplemental schedule as of December 31, 2013, which report appears in the December 31, 2013 annual report on Form 11-K of The Republic Mortgage Insurance Company and Affiliated Companies Profit Sharing Plan.

/s/ Mayer Hoffman McCann P.C.

Minneapolis, MN
June 30, 2014